EXHIBIT 99.1

GameSquare Reports Strong Growth in Enterprise Contract Wins and Solid

Pipeline Following Engine Gaming Acquisition and Joint SaaS Offering

Success driven by GameSquare’s experience in combining assets to deliver revenue growth and cost synergies

October 16, 2023, Frisco, Texas – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME) proudly announces accelerating momentum surrounding enterprise contract wins - supporting larger average contracts and a growing pipeline of sales opportunities. Enterprise growth is attributed to the synergistic approach of combining the strengths of GameSquare’s multiple SaaS companies and presenting them as a unified offering in the market. It also reflects the successful integration of Engine Gaming and Stream Hatchet, which is providing cutting-edge solutions to current and future clients.

Since the strategic acquisition with Engine Gaming in April 2023, GameSquare has experienced substantial success by strategically integrating the unparalleled capabilities of Stream Hatchet's business intelligence features and Sideqik’s influencer relationship management functionalities. This combined offering has resulted in the creation of a comprehensive SaaS solution tailored for brands actively engaging in the gaming sector.

The strategic move since May has already produced over $275,000 in new contract annual recurring revenue (“ARR”) wins for the third quarter, with a gross margin significantly above the Company’s average. In addition, the Company has a current pipeline of over $500,000 of ARR, underscoring the heightened demand for this enhanced offering. Most notably, the average order value of enterprise deals has surged by 186% compared with the same period in 2022.

Justin Kenna, CEO of GameSquare, expressed his enthusiasm, saying, "We are thrilled to witness such rapid and substantial growth following the Engine Gaming acquisition and the launch of our joint SaaS offering. This achievement underscores the industry's need for a comprehensive solution that caters to the unique demands of the gaming sector. It also further demonstrates the successful integration of Engine Gaming and our refined go to market strategy to promote our combined assets and deliver on the growing opportunities in the enterprise market."

About GameSquare Holdings, Inc.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifesstyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

For more information, visit www.gamesquare.com.

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, the expected terms of the Debenture and the completion of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as a guarantee, assurance or definitive statement of fact or probability. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. These risk factors are not intended to represent a complete list of the factors that could affect the Offering or the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com